                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee Required, effective October 7, 1996)

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee Required)

                        COMMISSION FILE NUMBER: 000-26873

                               DIGEX, INCORPORATED
             (Exact name of registrant as specified in its charter)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Digex, Incorporated 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Digex, Incorporated
                               14400 Sweitzer Lane
                                Laurel, MD 20707
                                 (240) 264-2000

                              REQUIRED INFORMATION

Digex, Incorporated 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Required information includes financial statements and schedule for the Plan prepared in accordance with ERISA reporting requirements.

                         DIGEX, INCORPORATED 401(K) PLAN

                      INDEX TO AUDITED FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE

                                                                            Page
                                                                             No.
                                                                             ---
Report of Independent Auditors-- Aronson & Company ........................   1

Report of Independent Auditors--Ernst & Young LLP .........................   2


Audited Financial Statements:

     Statements of Net Assets Available for Benefits as of
         December 31, 2001 and 2000 .......................................   3

     Statement of Changes in Net Assets Available for Benefits--
         For the Year Ended December 31, 2001 .............................   4

     Notes to Financial Statements ........................................   5


Supplemental Schedule:

     Schedule H, Line 4i--Schedule of Assets (Held At End of Year) ........  12


Exhibits ..................................................................  14

Signatures ................................................................  15

                         Report of Independent Auditors

To the Plan Administrator of the
Digex, Incorporated 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Digex, Incorporated 401(k) Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 /s/ Aronson & Company

Rockville, Maryland
June 13, 2002, except for
     Note 8, as to which the
     date is June 25, 2002

                         Report of Independent Auditors

To the Plan Administrator of the
Digex, Incorporated 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Digex, Incorporated 401(k) Plan as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                             /s/ Ernst & Young LLP

McLean, Virginia
June 19, 2001

                         DIGEX,INCORPORATED 401(K) PLAN

                 Statements of Net Assets Available for Benefits

                                                          December 31,
                                                   -------------------------
                                                       2001         2000
                                                   -----------   -----------

     ASSETS

     Investments ...............................   $11,887,897   $ 5,141,953

     Receivables:
          Employer contributions ...............            --        61,757
          Participant contributions ............       170,446       177,536
          Qualified rollovers ..................         2,446         3,477
                                                   -----------   -----------
              Total receivables ................       172,892       242,770

                                                   -----------   -----------
     Net assets available for benefits .........   $12,060,789   $ 5,384,723
                                                   ===========   ===========

                 See accompanying notes to financial statements.

                         DIGEX, INCORPORATED 401(K) PLAN

            Statement of Changes in Net Assets Available for Benefits

                                                                                 Year ended
                                                                                December 31,
                                                                                    2001
                                                                                ------------
           ADDITIONS
           ---------
              Investment (loss) income:
                Net depreciation in fair value of investments ...............   $ (2,219,760)
                Interest and dividends ......................................        127,529
                                                                                ------------
                             Total investment loss ..........................     (2,092,231)

              Contributions:
                Participants ................................................      5,295,510
                Employer ....................................................      1,725,304
                Qualified rollovers .........................................        834,682
                                                                                ------------
                             Total contributions ............................      7,855,496

              Other additions:
                Shareholder litigation settlement ...........................        194,966
                Intermedia -- WorldCom Merger stock conversion ..............          9,350
                                                                                ------------
                             Total other additions ..........................        204,316

                             Total additions ................................      5,967,581

           DEDUCTIONS
           ----------
              Benefits paid directly to participants ........................        853,596
                                                                                ------------

           Net increase prior to plan transfer ..............................      5,113,985

           Transfer from predecessor plans ..................................      1,562,081
                                                                                ------------

           Net increase .....................................................      6,676,066
           Net assets available for benefits at beginning of year ...........      5,384,723
                                                                                ------------

           Net assets available for benefits at end of year .................   $ 12,060,789
                                                                                ============

                 See accompanying notes to financial statements.

                         DIGEX, INCORPORATED 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2001

1. DESCRIPTION OF THE PLAN

The Digex, Incorporated 401(k) Plan (the "Plan") is a defined contribution plan sponsored by Digex, Incorporated (the "Company" or "Digex") which became effective on July 1, 2000. Refer to Note 3 for transfers of assets from predecessor plans.

On June 19, 2001, the stockholders of the Company's majority stockholder, Intermedia Communications Inc. ("Intermedia"), approved a proposal to adopt the Agreement and Plan of Merger by and among Intermedia, WorldCom, Inc. ("WorldCom"), and a wholly-owned subsidiary of WorldCom, Inc. as amended by the First Amendment to Agreement and Plan of Merger and the Second Amendment to Agreement and Plan of Merger dated as of February 15, 2001 and as of May 14, 2001, respectively.

On July 2, 2001, pursuant to the agreement between WorldCom and Intermedia, each Plan participant holding Intermedia stock received one share of WorldCom group common stock and 1/25 of a share of MCI group common stock in exchange for each share of Intermedia common stock held at the completion of the Intermedia -- WorldCom merger. Contributions made after June 22, 2001 into the Intermedia common stock investment option were automatically invested in the Putnam Money Market Fund until the investment options were re-allocated by the participant. Refer to Note 8 "Subsequent Events" for changes to the MCI group common stock effective July 2002.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan covers substantially all employees of the Company who have at least three months of service and are age 21 or older, except those employees whose employment is governed by a collective bargaining agreement or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute from 1% to 15% of pretax annual compensation up to certain amounts, as defined in the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 7% of compensation that a participant contributes to the Plan. Refer to Note 8 "Subsequent Events" for changes to the annual contribution percentage effective April 2002.

                         DIGEX, INCORPORATED 401(K) PLAN

                                December 31, 2001

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce Company contributions. As of December 31, 2001 and 2000, the Plan had a balance of $20,313 and $62,504, respectively, available to reduce future Company contributions. In 2001, Company contributions were reduced by $60,996 from forfeited nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is incrementally vested over three years of credited service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in percentage increments in any of sixteen investment options, except for purchases in the WorldCom group or MCI group common stock. Participants may change their investment options daily.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years, except in the case of a loan used to acquire a principal residence of the participant, in which case, the repayment period may exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.

                         DIGEX, INCORPORATED 401(K) PLAN

                                December 31, 2001


PAYMENT OF BENEFITS

Upon termination of service, death, disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment equal to the vested value of his or her account, or choose from various forms of annuity payments. As of December 31, 2001, there were no participant-elected distributions that had not yet been paid.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PLAN ADMINISTRATION

Putnam Defined Contribution Plan Administration, a division of Putnam Fiduciary Trust Company, acts as the service administrator for Plan participant recordkeeping services. Putnam Fiduciary Trust Company (Trustee) has been designated as the trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan. Digex is the Plan sponsor.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION AND USE OF ESTIMATES

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

All investments, other than the money market fund and loans receivable from participants, are stated at fair value which equals the quoted market price on the last business day of the Plan year. Investments in Digex, Intermedia, WorldCom group and/or MCI group common stock are valued at closing prices on the Nasdaq stock market. Investments in mutual funds and common/collective trusts are valued using daily net asset value calculations performed by the Trustee. The investment in the money market fund is carried at cost, which approximates market value. The loans receivable from participants are valued at their outstanding balances, which approximate fair value.

                         DIGEX, INCORPORATED 401(K) PLAN

                                December 31, 2001

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.  TRANSFERS FROM PREDECESSOR PLANS

Certain current and former employees of the Company participated in the DIGEX, Incorporated 401(k) Profit Sharing Plan (the "DIGEX Plan"), a plan sponsored by Business Internet, Inc. (previously known as DIGEX, Incorporated) prior to its acquisition by Intermedia in 1997. Since the acquisition of Business Internet by Intermedia and prior to the inception of the Plan, employees of the Company participated in the Intermedia 401(k) Profit Sharing Plan which is sponsored by Intermedia.

In July 2000, Intermedia transferred the investments of the Digex participants from the Intermedia 401(k) Profit Sharing Plan to the newly established Plan. In 2001, an additional $17,511 attributable to Digex participants was transferred into the Plan from the Intermedia 401(k) Profit Sharing Plan.

During 2001, the assets of the DIGEX Plan attributable to these current and former employees, which amounted to $1,544,570, were transferred into the Plan. All predecessor plan assets attributable to Digex participants have been transferred to the Plan as of December 31, 2001.

4.  SHAREHOLDER LITIGATION SETTLEMENT

Pursuant to a final settlement of the consolidated derivative and class action suits approved by the Delaware Court of Chancery in Wilmington, Delaware, WorldCom made a payment of WorldCom common stock having a total value of $165.0 million for distribution to Digex common stock holders following the closing of the Intermedia -- WorldCom Merger in July 2001. Record holders of Digex common stock as of September 1, 2000 were entitled to one half of the settlement fund net of plaintiffs' attorneys fees. Record holders of Digex stock as of June 29, 2001 were entitled to the balance of the settlement fund net of attorneys' fees. Neither Intermedia nor its affiliates was entitled to any distribution from the settlement fund. The merger agreement between Intermedia and WorldCom was amended, among other things, to change the consideration to be paid to Intermedia shareholders in connection with the merger. The fees and expenses of all plaintiffs and all counsel representing all plaintiffs in the action were paid out of the settlement fund.

For every one share of WorldCom group common stock paid into the settlement fund, 1/25th of a share of MCI group common stock was also paid into the fund. The value of the WorldCom group common stock and the MCI group common stock was based upon the average trading price of 10 trading days randomly

                         DIGEX, INCORPORATED 401(K) PLAN

                                December 31, 2001

selected from a 20-day trading period from May 31, 2001 through June 27, 2001. Based on a randomly selected average trading price of $16.672 per share, WorldCom deposited 9,896,833 shares of WorldCom group common stock and 395,873 shares of MCI group common stock into the settlement fund on July 2, 2001. Approximately 7.5% of the shares deposited into the settlement fund was distributed to the legal counsel for the plaintiffs in the litigation, approximately 46.25% of the settlement fund was distributed to the holders of record of Digex Class A common stock as of September 1, 2000 (based on an exchange rate of 0.18838 shares of WorldCom group common stock and 0.00754 shares of MCI group common stock for each share of Digex Class A common stock), and the remaining 46.25% was distributed to holders of record of Digex Class A common stock as of June 29, 2001 (based on an exchange rate of 0.18465 shares of WorldCom group common stock and 0.00739 shares of MCI group common stock for each share of Digex Class A common stock).

Participants who held Digex Class A common stock on the above record dates received shares of WorldCom group and MCI group common stock pursuant to the settlement agreement. During 2001, the value of such shares received totaled $194,966.

5.  INVESTMENTS

The Plan's investments during 2001(including investments purchased, sold as well as held) depreciated in fair value as determined by quoted market prices as follows:

         Mutual funds ..........................................  $ (1,542,348)
         Common/ collective trust ..............................       (24,171)
         Digex, Incorporated Class A common stock ..............      (729,747)
         Intermedia Communications Inc. common stock ...........       136,933
         WorldCom group common stock ...........................       (56,938)
         MCI group common stock ................................        (3,489)

                                                                  ------------
             Total .............................................  $ (2,219,760)
                                                                  ============

                         DIGEX, INCORPORATED 401(k) PLAN

                                December 31, 2001

Investments that represent 5% or more of the Plan's net assets are as follows:

                                                       December 31,
                                                ---------------------------
                                                    2001            2000
                                                -----------      ----------

   The Putnam Fund for Growth & Income .......  $ 1,219,185      $  606,679
   Putnam Capital Appreciation Fund ..........      645,649         408,151
   Putnam Growth Opportunities Fund ..........    1,579,355       1,031,339
   Putnam New Opportunities Fund .............    1,696,789         679,798
   Putnam International Growth Fund ..........      668,814         356,125
   Putnam International Voyager Fund .........      702,124         453,924
   Putnam Money Market Fund ..................      997,841               *
   Putnam Equity Income Fund .................      607,545               *
   Putnam S&P 500 Index Fund .................      764,192               *
   Digex, Incorporated Class A common stock ..      616,540         336,189

     ___________

     * Investments were held as of December 31, 2000, but did not represent 5% or more of the Plan's net assets.

6. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

7. ADMINISTRATIVE EXPENSES

The Company pays all administrative costs of the Plan. These costs may include third-party administration fees, legal fees, audit fees, and investment fees, among others.

8. SUBSEQUENT EVENTS

Under the Economic Growth and Tax Relief Reconciliation Act of 2001 (the "Act"), the maximum dollar amount each participant may contribute annually on a pre-tax basis increases to $11,000 in 2002. This amount will increase an additional $1,000 per year until the limit reaches $15,000 in 2006.

In order to accommodate the increased savings limits allowed, the Plan has increased its deferral limit to 50% of compensation effective April 1, 2002. Participants may contribute between 1% and 50% of their compensation on a pre-tax basis, up to the $11,000 maximum contribution limit in 2002.

                         DIGEX, INCORPORATED 401(k) PLAN

                                December 31, 2001

The Act also allows for additional contributions of up to $1,000 in 2002 for participants over age 50 by December 31, 2002 and who have previously contributed the maximum amount allowed by the plan or by law in that year. The additional contribution amount increases $1,000 per year until the limit reaches $5,000 in 2006.

Effective July 12, 2002, WorldCom will eliminate its tracking stock structure and have one class of common stock with the NASDAQ ticker symbol WCOM. On July 12, 2002, each outstanding share of MCI group common stock will be converted into 1.3594 shares of WorldCom group common stock. Fractional shares will be paid in cash. Notice of the conversion will be mailed on May 22, 2002 to holders of record as of May 21, 2002 of shares of MCI group common stock. Dividends on shares of MCI group common stock will cease to be paid as of the conversion date. However, holders of record of MCI group common stock at the close of business on June 30, 2002 will be paid the previously declared dividend of $0.60 per share payable on such shares on July 15, 2002, notwithstanding the July 12, 2002 conversion.

Consistent with the tracking stock terms, MCI group shareholders will receive a 10 percent premium on their shares based on a 20-day average of WorldCom group and MCI group's daily high and low stock price from April 18, 2002 to May 15, 2002. The tracking stock elimination will not require any action by WorldCom group or MCI group shareholders.

On June 25, 2002, WorldCom announced that it was going to restate its 2001 and first quarter of 2002 financial statements. Consequently, the Company is uncertain as to how these events may affect the continued operations of the Plan.

                              SUPPLEMENTAL SCHEDULE

                         DIGEX, INCORPORATED 401(k) PLAN

                                E.I.N: 59-3582217
                                  Plan No.: 001
                               Schedule H, Line 4i
                    Schedule of Assets (Held At End of Year)

                                December 31, 2001

                                                                (c) Description of Investment,
                                                                including Maturity Date, Rate                             (e)
(a)       (b) Identity of Issuer, Borrower, Lessor                 of Interest, Collateral,              (d)            Current
                      or Similar Party                              Par or Maturity Value               Cost             Value
----------------------------------------------------------  ------------------------------------    -------------    --------------
     Mutual Funds
     ------------
*    The Putnam Fund for Growth & Income .................            68,803 shares                   see Note       $    1,219,185
*    Putnam Equity Income Fund ...........................            41,302 shares                   see Note              607,545
*    Putnam Investors Fund ...............................            46,878 shares                   see Note              541,444
*    Putnam Capital Appreciation Fund ....................            38,295 shares                   see Note              645,649
*    Putnam Growth Opportunities Fund ....................           106,354 shares                   see Note            1,579,355
*    Putnam New Opportunities Fund .......................            41,405 shares                   see Note            1,696,789
*    Putnam Vista Fund ...................................            49,740 shares                   see Note              429,756
*    Putnam OTC and Emerging Growth Fund .................            59,725 shares                   see Note              447,936
*    Putnam International Growth Fund ....................            33,744 shares                   see Note              668,814
*    Putnam International Voyager Fund ...................            43,154 shares                   see Note              702,124
*    Putnam Diversified Income Trust .....................            48,638 shares                   see Note              452,338

     Common/Collective Trust
     -----------------------
*    Putnam S&P 500 Index Fund ...........................            27,440 shares                   see Note              764,192

     Common Stocks
     -------------
*    Digex, Incorporated Class A .........................           206,201 shares                   see Note              616,540
*    WorldCom group stock ................................            21,749 shares                   see Note              306,234
*    MCI group stock .....................................               880 shares                   see Note               11,175

     Money Market Fund
     -----------------
*    Putnam Money Market Fund ............................           997,841 shares                   see Note              997,841

     Loans Receivable from Participants
     ----------------------------------
*    Participant Loans ...................................        range of interest rates 6.00% to 10.50%                   200,980

                                                                                                                     --------------
          Total Investments ..............................                                                           $   11,887,897
                                                                                                                     ==============

     * Party-in-interest.

     Note: Cost information has not been included in column (d) because all investments are participant directed.

                                  EXHIBIT INDEX

Number                               Exhibit
------                               -------

23.1     Consent of Aronson & Company, Independent Auditors

23.2     Consent of Ernst & Young LLP, Independent Auditors

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 28, 2002


                                             DIGEX, INCORPORATED
                                                 401 (k) Plan
                                                (Name of Plan)


                                             By: /s/ HOWARD WEIZMANN
                                                --------------------------------
                                             Howard Weizmann
                                             Senior Vice President,
                                             Human Resources